NEWS RELEASE 07-07	February 22, 2007

FRONTEER ANNOUNCES $60.5MILLION UNDERWRITTEN MARKETED DEAL IN CANADA

Fronteer Development Group Inc. ("Fronteer" or the "Company") (FRG – TSX/AMEX) is pleased to announce that it has entered into an underwriting agreement with a syndicate of Canadian underwriters to sell 4.1 million common shares at a price of $14.75 per share to raise gross proceeds of C$60,475,000 (the “Offering”). The Company intends to use the net proceeds of the Offering for strategic investments and for future acquisitions.

In addition, the Company has granted the underwriting an option, exercisable for a period of 30 days following the closing date, to purchase an addition 615,000 common shares on the same terms described above to cover over-allotments and for market stabilization purposes.

The Company will be filing an amendment to its preliminary short form prospectus with the applicable securities regulatory authorities giving effect to the pricing of the Offering. The Offering is scheduled to close on or about March 15, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals including the approval of the Toronto Stock Exchange and the American Stock Exchange.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

All figures in this news release are expressed in Canadian dollars.

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries and strategic acquisitions. There are currently nine drill rigs operating in Turkey on three projects and one drill rig operating in Mexico on two gold-silver projects. Fronteer has a prominent foothold in an emerging uranium-copper-gold district in the northern Yukon. Fronteer holds a 47.13% interest in Aurora Energy Resources (AXU-TSX).

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO
Sean Tetzlaff, CFO and Corporate Secretary
(PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the announcement of the proposed offering and the intended use of proceeds from such offering involve known and unknown risks, uncertainties and other factors which may cause actual events or results to differ materially from those reflected in such forward-looking statements. Such factors include, among other things, the need to negotiate an underwriting agreement with the managing underwriters and to satisfy the conditions set forth therein, the need to satisfy the regulatory and legal requirements with respect to the proposed offering, risks related to the exploration stage of the Fronteer’s projects, market fluctuations in prices of securities for exploration stage companies, uncertainties about the availability of additional financing, uncertainties related to fluctuations in uranium and gold prices and other risks and uncertainties described in the Fronteer’s recent annual report on Form 20-F and reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although Fronteer has attempted to identify important factors that could cause actual events or results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as future events and actual results could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward- looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.